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                                                      SEC FILE NUMBER 001-15043
                                                      CUSIP NUMBER #164126 20 3

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [X]FORM 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: MARCH 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________


READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HERIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

CHEQUEMATE INTERNATIONAL, INC
--------------------------------------------------------------------------------
Full Name of Registrant

NA
--------------------------------------------------------------------------------
Former Name if Applicable

124 POINT WEST  BOULEVARD
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

ST CHARLES, MO  63301
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form ( N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-

               Q, or portion thereof will be filed on or before the fifth

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (ATTACH EXTRA SHEETS IF NEEDED)

THE REGISTRANT HAS BEEN AGGRESSIVELY CONCLUDING A PRIVATE PLACEMENT AND MERGER NEGOTIATION (SEE PROXY PRER 14A FILED 6/14/01) ALONG WITH OTHER CONSOLIDATION EFFORTS. THE REGISTRANT HAS NOT FINALIZED ITS FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED MARCH 31, 2001, DUE TO PENDING INFORMATION. AS A RESULT, ADDITIONAL TIME IS REQUIRED BEFORE IT WILL HAVE THE NECESSARY INFORMATION TO COMPLETE AND FILE ITS FORM 10K, ESPECIALLY THE MANAGEMENT DISCUSSION AND ANALYSIS. THE AUDIT MATERIALS AND ANNUAL REPORT INFORMATION ARE LARGELY COMPLETED AND THE REGISTRANT EXPECTS TO FILE ITS FORM 10K WITHIN THE FIFTEEN-CALENDAR DAY EXTENSION PERIOD PER FORM 12B-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

CHANDOS C. MAHON              800                     555-6918
---------------------     -----------            ------------------
(Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [YES]

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [NO]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         CHEQUEMATE INTERNATIONAL, INC.
                         ------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  6/29/01                 By /s/ Chandos Mahon
     ---------                  -----------------------------------
                                CHANDOS MAHON, PRESIDENT/CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.